                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1994

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             CPC INTERNATIONAL INC.
                 SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             CPC International Inc.
                              International Plaza
                                 P.O. Box 8000
                      Englewood Cliffs, New Jersey  07632

                             CPC INTERNATIONAL INC.
                          SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                               Table of Contents





                                                                                                   Page
                                                                                                   ----
Independent Auditors' Report                                                                        1

Financial Statements:
  Statements of Net Assets Available for Benefits
    as of December 31, 1994 and 1993                                                                2

  Statements of Changes in Net Assets Available
    for Benefits for the years ended December 31,
    1994 and 1993                                                                                   3

  Notes to Financial Statements                                                                     8

Signatures                                                                                         13

Consent of Independent Auditors                                                                    14

Supplemental Schedules:
  Schedule I    -  Item 27A - Schedule of Assets Held
                   for Investment Purposes                                                         15

  Schedule II   -  Item 27D - Schedule of Reportable Transactions                                  16

                     [LETTERHEAD OF KPMG PEAT MARWICK LLP]


                          INDEPENDENT AUDITORS' REPORT


The Pension and Welfare Committee
CPC International Inc.
  Savings/Retirement Plan for Salaried Employees:


We have audited the accompanying statements of net assets available for benefits of CPC International Inc. Savings/Retirement Plan for Salaried Employees as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CPC International Inc. Savings/Retirement Plan for Salaried Employees as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                           /s/ KPMG Peat Marwick LLP


June 9, 1995

                             CPC INTERNATIONAL INC.
                          SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                            Statements of Net Assets
                             Available for Benefits

                           December 31, 1994 and 1993



Assets:                                                                  1994              1993
                                                                         ----              ----
Investments, at fair value (notes 2 and 3):
   CPC International Inc. Preferred Stock:
     Unallocated                                                     $168,729,455       165,983,710
     Allocated                                                         62,466,533        42,826,860
     CPC International Inc. Common Stock                               38,151,592        39,330,487
     Common Stock                                                          -             20,480,888
     Group Annuity Contracts                                          130,090,972       134,013,752
     Commingled Trust Fund Units                                          182,075        12,239,880
     Fidelity Growth & Income Portfolio                                20,523,483            -
     Fidelity U.S. Equity Index Portfolio                               2,195,297            -
     Fidelity Contrafund                                                8,609,177            -
     Fidelity Magellan Fund                                            13,017,809            -
     Fidelity Overseas Fund                                             3,765,370            -
     Fidelity Asset Manager                                             6,348,037            -
                                                                     ------------      ------------

            Total investments                                         454,079,800       414,875,577

   Participant loans receivable                                        10,773,178         9,295,726

   Other receivables:
     Participants' contributions                                           -              2,053,843
     Accrued interest and dividends                                           917           325,008

   Cash                                                                    -                175,400
                                                                     ------------      ------------

            Total assets                                              464,853,895       426,725,554
                                                                     ------------      ------------


Liabilities:
  Notes payable (note 5), 7.78% due December 2004                     172,800,000       183,340,000
                                                                     ------------      ------------

            Net assets available for benefits                        $292,053,895       243,385,554
                                                                     ============      ============

The accompanying notes are an integral part of these financial statements.

                             CPC INTERNATIONAL INC.
                          SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                      Statements of Changes in Net Assets
                             Available for Benefits

                           December 31, 1994 and 1993



                                                                                   1994              1993
                                                                                   ----              ----
Investment income:
  Net appreciation (depreciation) in fair value of investment                 $ 28,232,212        (13,079,363)
  Interest                                                                       9,873,995         10,904,400
  Dividends                                                                     18,221,245         17,239,675
                                                                              ------------        -----------

                                                                                56,327,452         15,064,712
                                                                              ------------        -----------
Contributions:
  Employer                                                                       8,779,419          6,342,435
  Participants                                                                  16,357,182         15,775,714
                                                                              ------------        -----------

                                                                                25,136,601         22,118,149
                                                                              ------------        -----------

               Total additions                                                  81,464,053         37,182,861
                                                                              ------------        -----------

Benefits paid to participants                                                  (18,990,288)       (13,533,392)
Interest expense                                                               (13,805,424)       (14,609,258)
                                                                              ------------        -----------

               Total deductions                                                (32,795,712)       (28,142,650)
                                                                              ------------        -----------

               Net increase                                                     48,668,341          9,040,211

Net assets available for benefits:
  Beginning of year                                                            243,385,554        234,345,343
                                                                              ------------        -----------

  End of year                                                                 $292,053,895        243,385,554
                                                                              ============        ===========


The accompanying notes are an integral part of these financial statements.

                            CPC INTERNATIONAL INC.
                          SAVINGS/RETIREMENT PLAN FOR
                              SALARIED EMPLOYEES

                Statement of Net Assets Available for Benefits

                               December 31, 1994

                                                                                              Employee                     Fidelity
                                                                 CPC          Variable          Stock      Participants'    Growth
                                                            International     Interest        Ownership       Loan         & Income
            Assets                               Total       Stock Fund         Fund            Plan         Account       Portfolio
                                                 -----       ----------         ----            ----         -------       ---------
Investments, at fair value:
   CPC International Inc. Preferred Stock:
       Unallocated                           $ 168,729,455        -               -          168,729,455         -            -
       Allocated                                62,466,533        -               -           62,466,533         -            -
   CPC International Inc. Common Stock          38,151,592    38,151,592          -               -              -            -
   Group Annuity Contracts                     130,090,972        -          130,090,972          -              -            -
   Commingled Trust Fund Units                     182,075        -               -              182,075         -            -
   Fidelity Growth & Income Portfolio           20,523,483        -               -               -              -        20,523,483
   Fidelity U.S. Equity Index Portfolio          2,195,297        -               -               -              -            -
   Fidelity Contrafund                           8,609,177        -               -               -              -            -
   Fidelity Magellan Fund                       13,017,809        -               -               -              -            -
   Fidelity Overseas Fund                        3,765,370        -               -               -              -            -
   Fidelity Asset Manager                        6,348,037        -               -               -              -            -
                                              ------------    ----------     -----------     -----------     ----------   ----------
             Total investments                 454,079,800    38,151,592     130,090,972     231,378,063         -        20,523,483

Participant loans receivable                    10,773,178        -               -               -          10,773,178       -

Other receivables:
   Accrued interest and dividends                      917        -               -                  917         -            -
                                              ------------    ----------     -----------     -----------     ----------   ----------

             Total assets                      464,853,895    38,151,592     130,090,972     231,378,980     10,773,178   20,523,483
                                              ------------    ----------     -----------     -----------     ----------   ----------

                Liabilities

Notes payable, 7.78% due
   December 2004                               172,800,000        -                -         172,800,000         -            -
                                              ------------    ----------     -----------     -----------     ----------   ----------

             Net assets available for
                benefits                      $292,053,895    38,151,592     130,090,972      58,578,980     10,773,178   20,523,483
                                              ============    ==========     ===========     ===========     ==========   ==========

                                               Fidelity U.S.
                                                  Equity                        Fidelity       Fidelity     Fidelity
                                                  Index          Fidelity       Magellan       Overseas       Asset
            Assets                               Portfolio      Contrafund        Fund           Fund        Manager
                                                 ---------      ----------        ----           ----        -------
Investments, at fair value:
   CPC International Inc. Preferred Stock:
       Unallocated                                  -               -              -             -             -
       Allocated                                    -               -              -             -             -
   CPC International Inc. Common Stock              -               -              -             -             -
   Group Annuity Contracts                          -               -              -             -             -
   Commingled Trust Fund Units                      -               -              -             -             -
   Fidelity Growth & Income Portfolio               -               -              -             -             -
   Fidelity U.S. Equity Index Portfolio          2,195,297          -              -             -             -
   Fidelity Contrafund                              -            8,609,177         -             -             -
   Fidelity Magellan Fund                           -               -          13,017,809        -             -
   Fidelity Overseas Fund                           -               -              -          3,765,370        -
   Fidelity Asset Manager                           -               -              -             -          6,348,037
                                                 ---------       ---------     ----------     ---------     ---------
             Total investments                   2,195,297       8,609,177     13,017,809     3,765,370     6,348,037

Participant loans receivable                        -               -              -             -             -

Other receivables:
   Accrued interest and dividends                   -               -              -             -             -
                                                 ---------       ---------     ----------     ---------     ---------
             Total assets                        2,195,297       8,609,177     13,017,809     3,765,370     6,348,037
                                                 ---------       ---------     ----------     ---------     ---------
                Liabilities

Notes payable, 7.78% due
   December 2004                                    -               -              -             -             -
                                                 ---------       ---------     ----------     ---------     ---------
             Net assets available for
                benefits                         2,195,297       8,609,177     13,017,809     3,765,370     6,348,037
                                                 =========       =========     ==========     =========     =========


The accompanying notes are an integral part of these financial statements.

                             CPC INTERNATIONAL INC.
                          SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                 Statement of Net Assets Available for Benefits

                               December 31, 1993


                                                                          Diversified                Employee
                                                                CPC         Common       Variable     Stock       Participants'
                                                           International     Stock       Interest   Ownership        Loan
                    ASSETS                     Total        Stock Fund       Fund         Fund        Plan          Account
                                               -----       -------------     ----         ----        ----          -------
Investments, at fair value:
  CPC International Inc. Preferred Stock:
    Unallocated                             $165,983,710         -             -             -      165,983,710        -
    Allocated                                 42,826,860         -             -             -       42,826,860        -
    CPC International Inc. Common Stock       39,330,487    39,330,487         -             -            -            -
    Common Stock                              20,480,888         -        20,480,888         -            -            -
    Group Annuity Contracts                  134,013,752         -             -       134,013,752        -            -
    Commingled Trust Fund Units               12,239,880       713,206     6,109,753     5,196,824      220,097        -
                                            ------------    ----------    ----------   -----------  -----------   ----------
         Total investments                   414,875,577    40,043,693    26,590,641   139,210,576  209,030,667        -

Participant loans receivable                   9,295,726         -             -             -            -        9,295,726

Other receivables:
  Participants' contributions                  2,053,843       297,206       655,729     1,100,908        -            -
  Accrued interest and dividends                 325,008       266,467        44,128        13,713          700        -

Cash                                             175,400        35,570        41,153        48,677       50,000        -
                                            ------------    ----------    ----------   -----------  -----------    ---------

         Total assets                        426,725,554    40,642,936    27,331,651   140,373,874  209,081,367    9,295,726
                                            ------------    ----------    ----------   -----------  -----------    ---------

           LIABILITIES

Note payable, 7.78% due December 2004        183,340,000         -             -             -      183,340,000        -
                                            ------------    ----------    ----------   -----------  -----------    ---------

         Net assets available for benefits  $243,385,554    40,642,936    27,331,651   140,373,874   25,741,367    9,295,726
                                            ============    ==========    ==========   ===========  ===========    =========

The accompanying notes are an integral part of these financial statements.

                             CPC INTERNATIONAL INC.
                          SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1994



                                                                            Diversified                  Employee
                                                                CPC            Common      Variable       Stock       Participants'
                                                           International       Stock       Interest     Ownership          Loan
                                              Total          Stock Fund         Fund         Fund          Plan          Account
                                              -----        -------------    -----------    --------     ---------     -------------
Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation) in
          fair value of investments         $ 28,232,212     4,758,296         389,346          -         24,434,226        -
      Interest                                 9,873,995        29,526          50,565      9,713,794         37,861        -
      Dividends                               18,221,245       558,395         113,571          -         15,544,880        -
                                            ------------    ----------    ------------    -----------    -----------   ----------
                                              56,327,452     5,346,217         553,482      9,713,794     40,016,967        -

   Contributions:
      Employer                                 8,779,419         -               -              -          8,779,419        -
      Participants                            16,357,182     3,870,840         547,986      6,224,104          -            -
                                            ------------    ----------    ------------    -----------    -----------   ----------
                                              25,136,601     3,870,840         547,986      6,224,104      8,779,419        -

Transfers                                          -        (8,229,417)    (27,745,956)   (14,419,666)      (175,817)   1,477,452
                                            ------------    ----------    ------------    -----------    -----------   ----------

             Total additions                  81,464,053       987,640    (26,644,488)      1,518,232     48,620,569    1,477,452
                                            ------------    ----------    ------------    -----------    -----------   ----------

Deductions from net assets attributed to:
   Benefits paid to participants             (18,990,288)   (3,478,984)       (687,163)   (11,801,134)    (1,977,532)       -
   Interest expense                          (13,805,424)     -                  -              -        (13,805,424)       -
                                            ------------    ----------    ------------    -----------    -----------   ----------

             Total deductions                (32,795,712)   (3,478,984)       (687,163)   (11,801,134)   (15,782,956)       -
                                            ------------    ----------    ------------    -----------    -----------   ----------

             Net increase (decrease)          48,668,341    (2,491,344)    (27,331,651)   (10,282,902)    32,837,613    1,477,452

Net assets available for benefits:
   Beginning of year                         243,385,554    40,642,936      27,331,651    140,373,874     25,741,367    9,295,726
                                            ------------    ----------    ------------    -----------    -----------   ----------

   End of year                              $292,053,895    38,151,592           -        130,090,972     58,578,980   10,773,178
                                            ============    ==========    ============    ===========    ===========   ==========


                                                  Fidelity    Fidelity U.S.
                                                   Growth       Equity                        Fidelity      Fidelity     Fidelity
                                                  & Income       Index          Fidelity      Magellan      Overseas      Asset
                                                 Portfolio    Portfolio       Contrafund        Fund          Fund       Manager
                                                 ---------    -------------   ----------      --------      --------     --------
Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation) in
          fair value of investments              (794,711)      (16,622)         (6,469)        (4,642)     (188,082)    (339,130)
      Interest                                     11,616         1,935           7,819         11,116         3,831        5,932
      Dividends                                 1,801,352        23,282             -              -          62,561      117,204
                                               ----------    ----------       ---------     ----------     ---------    ---------
                                                1,018,257         8,595           1,350          6,474      (121,690)    (215,994)

   Contributions:
      Employer                                      -             -               -              -             -            -
      Participants                              2,670,759       176,961         724,081      1,197,732       383,271      561,448
                                               ----------    ----------       ---------     ----------     ---------    ---------
                                                2,670,759       176,961         724,081      1,197,732       383,271      561,448

Transfers                                      17,736,120     2,027,428       7,914,450     11,870,478     3,520,490    6,024,438
                                               ----------    ----------       ---------     ----------     ---------    ---------

             Total additions                   21,425,136     2,212,984       8,639,881     13,074,684     3,782,071    6,369,892
                                               ----------    ----------       ---------     ----------     ---------    ---------

Deductions from net assets attributed to:
   Benefits paid to participants                 (901,653)      (17,687)        (30,704)       (56,875)      (16,701)     (21,855)
   Interest expense                                 -            -               -               -             -
                                               ----------    ----------       ---------     ----------     ---------    ---------


             Total deductions                    (901,653)      (17,687)        (30,704)       (56,875)      (16,701)     (21,855)
                                               ----------    ----------       ---------     ----------     ---------    ---------

             Net increase (decrease)           20,523,483     2,195,297       8,609,177     13,017,809     3,765,370    6,348,037

Net assets available for benefits:
   Beginning of year                                -            -               -               -             -          -
                                               ----------    ---------        ---------     ----------     ---------    ---------

   End of year                                 20,523,483    2,195,297        8,609,177     13,017,809     3,765,370    6,348,037
                                               ==========    =========        =========     ==========     =========    =========


The accompanying notes are an integral part of these financial statements.

                             CPC INTERNATIONAL INC.
                          SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1993

                                                                             Diversified                 Employee
                                                                   CPC          Common      Variable       Stock      Participants'
                                                              International     Stock       Interest     Ownership         Loan
                                                   Total        Stock Fund       Fund         Fund          Plan         Account
                                                   -----      -------------  -----------    --------     ---------    -------------
Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation) in fair
          value of investment                  $(13,079,363)  (2,295,794)     2,628,397            -    (13,411,966)       -
      Interest                                   10,904,400       19,036        183,183    10,693,361         8,820        -
      Dividends                                  17,239,675    1,043,467        498,258         -        15,697,950        -
                                                 ----------   ----------     ----------   -----------   ------------   ---------
                                                 15,064,712   (1,233,291)     3,309,838    10,693,361     2,294,804        -
   Contributions:
      Employer                                    6,342,435        -               -            -         6,342,435        -
      Participants                               15,775,714    4,907,029      3,257,584     7,611,101         -            -
                                               ------------   ----------     ----------   -----------   -----------    ---------
                                                 22,118,149    4,907,029      3,257,584     7,611,101     6,342,435        -

Transfers                                            -        (3,735,421)    (1,797,097)   (3,386,520)     (376,688)   9,295,726
                                               ------------   ----------     ----------   -----------   -----------    ---------
                     Total additions             37,182,861      (61,683)     4,770,325    14,917,942     8,260,551    9,295,726
                                               ------------   ----------     -----------  ------------  -----------    ---------

Deductions from net assets attributed to:
   Benefits paid to participants                (13,533,392)  (1,131,915)    (1,010,793)  (10,020,102)   (1,370,582)       -
   Interest expense                             (14,609,258)       -              -              -      (14,609,258)       -
                                               ------------   ----------     ----------   -----------   -----------    ---------

                     Total deductions           (28,142,650)  (1,131,915)    (1,010,793)  (10,020,102)  (15,979,840)       -
                                               ------------   ----------     ----------   -----------   -----------    ---------
                     Net increase (decrease)      9,040,211   (1,193,598)     3,759,532     4,897,840    (7,719,289)   9,295,726

Net assets available for benefits:
   Beginning of year                            234,345,343   41,836,534     23,572,119   135,476,034    33,460,656        -
                                               ------------   ----------     ----------   -----------   -----------    ---------

   End of year                                 $243,385,554   40,642,936     27,331,651   140,373,874    25,741,367    9,295,726
                                               ============   ==========     ==========   ===========   ===========    =========

The accompanying notes are an integral part of these financial statements.

                             CPC INTERNATIONAL INC.
                          SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                         Notes to Financial Statements

                           December 31, 1994 and 1993



(1)      DESCRIPTION OF THE PLAN

         The following is a brief description of the CPC International Inc. Savings/Retirement Plan for Salaried Employees (the "Plan"). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan covering eligible salaried employees of CPC International Inc. (the "Company"). The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         CONTRIBUTIONS AND VESTING

         Participants may contribute up to 12% of their compensation and may invest in any one or combination of eight funds. Participants may change their investment elections daily. Employees are immediately vested in their contributions and the earnings thereon.

         Participants may make deferred contributions to the Plan in accordance with Internal Revenue Service Code Section 401(k). These contributions result in a reduced salary for the employees for Federal Income Tax purposes. In accordance with the Tax Reform Act of 1986, the maximum amount an employee can contribute under the 401(k) for 1994 is $9,240.

         Company contributions are based on the semiannual repayment of the Employee Stock Ownership Plan (ESOP) note and the dividends available. The Company also makes a special year-end contribution of Company ESOP stock with a value equal to $100. Shares of convertible preferred stock are allocated semiannually to participants accounts based on the percentage of debt repaid. Prior to 1990, Company contributions were a percentage match of participants' contributions. All employer contributions, prior to 1990, were deposited into the Variable Interest Fund. Fees of the Trustee and investment managers are paid by the Company.

         PARTICIPANT ACCOUNTS

         Individual account balances are maintained for each participant. Contributions are credited to the participant's account based upon the current share price or, in the case of the CPC International Stock Fund, the current value.

         Prior to June 30, 1994, contributions were credited to the participant's account based upon the current unit value. A unit represents a share in the market value of a fund and includes all investment activity.


                                                                     (Continued)

                             CPC INTERNATIONAL INC.
                          SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                         Notes to Financial Statements



(1), CONTINUED

         DISTRIBUTION OF BENEFITS

         Distribution of benefits will be made to a participant upon retirement, disability, death or termination of employment. Distributions to participants or beneficiaries will be in the form of lump-sum distributions. Participants who retire or become disabled also have an annuity option available.

         Participants in the CPC International Stock Fund or the ESOP account may elect to receive payments in full shares of common stock plus cash for any fractional shares.

         LOANS TO PARTICIPANTS

         Participants may borrow from their fund accounts a minimum of $1,000 up to the lessor of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund.

         The loans bear interest at the prime rate plus one percent at the time of the loan. Loans are repaid through semi-monthly payroll deductions and are reinvested into the participant's account according to the current investment election.

         PLAN AMENDMENT OR TERMINATION

         Although it has not expressed any intention to do so, the Company has reserved the right to amend, modify or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations.


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         VALUATION OF INVESTMENTS

         The mutual funds and the investment in the Company's common stock are stated at fair market value determined by quoted market prices at the close of business on December 31. Cost of securities sold is determined by the "average cost" method. The Plan's investments in
         Group Annuity Contracts are valued at contract value.   Contract value
         represents contributions made under contract plus interest at the contract rate, less funds used for benefit payments. Purchases and sales of securities are recorded on a trade-date basis.

         FORFEITURES

         The value of company units in the Variable Interest Fund or the ESOP which are forfeited due to termination of service are used to reduce the amount of Company contributions.


                                                                     (Continued)

                             CPC INTERNATIONAL INC.
                          SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                         Notes to Financial Statements


(2), CONTINUED

         BENEFITS PAYABLE

         In 1994, the Plan changed its method of accounting to disclose benefits payable to participants who have withdrawn from the Plan in the notes to the financial statements rather than as a recorded liability of the Plan. These amounts as of December 31, 1993 have been reclassified to net assets available for benefits. As of December 31, 1993, benefits of $2,464,922 were due to participants who had withdrawn from participation in the Plan. Due to the establishment of daily valuations, there were no benefits due to participants as of December 31, 1994.


(3)      INVESTMENT PROGRAM

         The Plan provides for nine separate investment funds, each with a primary investment plan (except for amounts temporarily held pending investment and amounts held for disbursement), as follows:

         (a) CPC International Stock Fund - invested solely in CPC International Inc. common stock.

         (b) Variable Interest Fund - invested in investment contracts issued by insurance companies and banks. The issuer pays interest at a specified rate for the life of the contract.

         (c) Employee Stock Ownership Plan - invested solely in CPC International Inc. Series A ESOP convertible preferred stock. Only Company contributions are made to the ESOP.

         (d) Fidelity Growth & Income Portfolio - seeks long-term capital growth, current income, and growth of income by investing in equity securities (including common and preferred stocks), convertible securities, bonds, futures and options.

         (e) Fidelity U.S. Equity Index Portfolio - seeks to achieve a total return comparable to the total return of the S&P 500 by investing in the common stocks that make up the S&P 500 Index.

         (f) Fidelity Contrafund - seeks long-term capital appreciation by investing primarily in common stock and securities convertible into common stock.

                                                                     (Continued)

                             CPC INTERNATIONAL INC.
                          SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                         Notes to Financial Statements


(3), CONTINUED

         (g) Fidelity Magellan Fund - seeks capital appreciation by investing primarily in common stock and securities convertible into common stock of domestic and foreign companies.

         (h) Fidelity Overseas Fund - seeks long-term growth of capital through investment in common stock, securities convertible to common stock and debt instruments of foreign businesses and governments.

         (i) Fidelity Asset Manager - seeks a high total return by investing in domestic and foreign stocks, bonds and short-term instruments.

         Effective June 30, 1994, all of the securities in the Diversified Common Stock Fund (DCSF) were sold. All funds and participant account balances were transferred to the Fidelity Growth and Income Portfolio.


(4)      INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated January 14, 1994, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Since receiving the favorable tax determination letter, the Plan has been amended. The Plan's tax counsel believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(5)      EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

         Effective December 1989, the Company established an Employee Stock Ownership Plan ("ESOP") which originally purchased 2,241,901 shares of CPC International Inc. Series A ESOP convertible preferred stock with proceeds from a $200,000,000 borrowing which is guaranteed by the Company. The Plan is required to make the following principal payments: 1995 - $12,300,000; 1996 - $14,020,000; 1997 - $15,720,000;
         1998 - $17,360,000; 1999 - $19,040,000 and $94,360,000 thereafter.

         Company contributions, plus dividends on the shares held by the ESOP, are expected to be used to meet interest and principal payments on the borrowing over a 15-year term. As loan payments are made, shares of preferred stock acquired with loan proceeds will be allocated to eligible employees.

         The preferred stock is convertible into approximately 4.4 million shares of the Company's common stock. The preferred stock pays an annual dividend of $7.14 per share.


                                                                     (Continued)

                             CPC INTERNATIONAL INC.
                          SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                         Notes to Financial Statements




(6)      PLAN AMENDMENTS

         Effective July 1, 1994, the following changes were made to the Plan:

             (a)   Fidelity Management Trust Company became the Trustee,
             (b) Six mutual funds were offered as additional investment options, and
             (c) Fidelity Investments became Manager of the Variable Interest Fund.

         In April 1994, Fidelity Investments was named Manager for the Diversified Common Stock Fund.

         Effective April 30, 1993, the Company sold the assets of the facility in Warminster, Pennsylvania. Any participant whose employment was terminated as a result of the sale was entitled to a 100% nonforfeitable right to his or her Company units and ESOP units regardless of whether he or she had completed three years of service.

         Effective January 1, 1993, the Plan was restated to establish a loan program for participants. The maximum amount a participant may borrow is the lesser of 50% of his vested interest under the Plan, or $50,000 reduced by the highest outstanding loan balance during the preceding one-year period. The interest rate for loans is based on the prime rate plus 1%.

         If the proceeds of the loan are used to purchase a residence, the loan can be for a period of up to 15 years. If loan proceeds are used for any other purpose, the maximum loan term is five years.

                                   SIGNATURES



CPC International Inc. Savings/Retirement Plan for Salaried Employees.
Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Welfare Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           CPC International Inc.
                                           Savings/Retirement Plan for Salaried
                                              Employees





Date: June 29, 1995                        By: /s/ Richard P. Bergeman
                                               -------------------------
                                               Richard P. Bergeman
                                               Chairman, Pension and Welfare
                                               Committee

                       [LETTERHEAD OF KPMG PEAT MARWICK]





                        CONSENT OF INDEPENDENT AUDITORS


The Pension and Welfare Committee
CPC International Inc.
Savings/Retirement Plan for Salaried Employees:


We consent to incorporation by reference in the Registration Statements on Form S-8 (No. 2-48849, 2-92248 and 33-49847) of our report dated June 9, 1995 relating to the statements of net assets available for benefits of the CPC International Inc. Savings/Retirement Plan for Salaried Employees as of December 31, 1994 and 1993 and the related statements of changes in net assets available for benefits, and the related schedules for the years then ended which report appears in the December 31, 1994 Form 11-K of the CPC International Inc. Savings/Retirement Plan for Salaried Employees.


                                        KPMG Peat Marwick LLP

June 9, 1995

                                                                      SCHEDULE I


                             CPC INTERNATIONAL INC.
                          SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

           Item 27A - Schedule of Assets Held for Investment Purposes

                               December 31, 1994





     No. of                                                                                    Fair
     shares                 Description                                   Cost                value
     -------                -----------                                   ----                -----
    3,403,353        CPC International Stock Fund                     $  9,893,995          38,151,592
  130,090,972        Variable Interest Fund                            130,090,972         130,090,972
      586,540        Employee Stock Ownership Plan                     193,844,909         231,378,981
      973,138        Fidelity Growth & Income Portfolio                 21,317,516          20,523,483
      129,822        Fidelity U.S. Equity Index Portfolio                2,211,919           2,195,297
      284,319        Fidelity Contrafund                                 8,615,646           8,609,177
      194,877        Fidelity Magellan Fund                             13,022,451          13,017,809
      137,926        Fidelity Overseas Fund                              3,953,454           3,765,370
      459,005        Fidelity Asset Manager                              6,687,167           6,348,037

                                                                     SCHEDULE II


                             CPC INTERNATIONAL INC.
                          SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                 Item 27D - Schedule of Reportable Transactions

                          Year ended December 31, 1994



                                 Number of
                               transactions
                            -----------------       Purchases                                       Net gain
     Description            Purchases   Sales        at cost        Proceeds          Cost           (loss)
     -----------            ---------   -----       ---------       --------          ----          --------
Fidelity Securities Fund
   Growth & Income Fund       16          4        28,408,149         287,964         287,028            936

Collective Short-Term
   Investment Fund             -          -         8,331,658       8,331,658       8,331,658          -

Collective Short-Term
   Investment Fund             -          -        17,026,053      29,045,836      29,045,836          -

Aetna Contract                 6          -         1,463,210      10,761,878      10,761,878          -

Variable Interest Fund        70         57       157,841,251      27,750,278      27,750,278          -

CPC Stock Fund                75         58        46,498,791      12,576,157      12,576,157      7,159,586

ESOP Cash Fund                21         15         5,059,181       5,059,182       5,059,181          -

ESOP Dividend Fund            16         15           232,193          20,957          20,957         18,591

ESOP Share Fund               19         17        58,209,334         808,122         808,122         67,861

Magellan                      71         44        13,558,625         536,174         536,174         (7,940)

Contrafund                    64         41         8,955,764         340,118         340,118         (2,419)

Growth & Income               67         49        35,046,281      14,118,606      14,118,606         51,775

Overseas                      65         41         4,187,273         233,819         233,819         (4,788)

Asset Manager                 65         41         7,159,400         472,232         472,232         (5,168)

U.S. Equity Index             50         25         2,299,141          87,222          87,222           (466)

                                EXHIBIT INDEX
                                -------------


Exhibit
  No.          Description
- -------        -----------

   23          Consent of Independent Auditors